UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025 (Report No. 3)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6,

CH-8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On November 1, 2024, CBIZ CPAs P.C. (“CBIZ”) acquired the attestation business of Marcum LLP (“Marcum”). As a result of the acquisition of the Marcum attestation business, on September 17, 2025, NLS Pharmaceutics Ltd. (the “Company”) was notified by Marcum, that Marcum will resign effective immediately. Concurrently with the Marcum notification, on September 17, 2025, the Company entered into an engagement letter with CBIZ to appoint CBIZ as the Company’s independent registered public accounting firm, and on September 17, 2025, the Company, with the approval of the Audit Committee of the Company’s Board of Directors, engaged CBIZ as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

The report of Marcum on the financial statements for the fiscal year ended December 31, 2024 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle except that the report of Marcum on the Company’s consolidated financial statements for the fiscal year ended December 31, 2024 contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal year ended December 31, 2024 and the subsequent interim period through September 17, 2025, there were (i) no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to the subject matter of the disagreement in its reports on the Company’s financial statements and (ii) except for the material weaknesses in the Company’s internal control over financial reporting relating to a lack of sufficient number of trained professionals with an appropriate level of accounting knowledge to design and maintain controls over the preparation of financial statements, and relating to a lack of maintaining appropriate segregation of duties as disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2024, there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F).

During the fiscal year ended December 31, 2024 and the subsequent interim period through September 17, 2025, neither the Company, nor anyone on its behalf, consulted CBIZ regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by CBIZ that CBIZ concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

EXHIBIT INDEX

Exhibit No.
16.1	Letter from Marcum LLP addressed to the U.S. Securities and Exchange Commission dated September 19, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: September 19, 2025	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

2